                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                            BackWeb Technologies Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    M15633106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

CUSIP No. M15633106

--------------------------------------------------------------------------------

1.      Name of Reporting Person
        I.R.S. Identification No. of above Person

        The Goldman Sachs Group, Inc.

--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group    (a)  [___]
                                                            (b)  [___]

--------------------------------------------------------------------------------

3.      SEC Use Only

--------------------------------------------------------------------------------

4.      Source of Funds

        AF-OO

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [___]

--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization

        Delaware

--------------------------------------------------------------------------------

                   7.      Sole Voting Power

                   0
Number of Shares
                   -------------------------------------------------------------

                   8.      Shared Voting Power

                   203,070*
Beneficially
Owned by           -------------------------------------------------------------

                   9.      Sole Dispositive Power

                   0
Each Reporting
                   -------------------------------------------------------------

                   10.     Shared Dispositive Power
Person With
                   3,475,746

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,475,746

--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [___]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

        10.4% as calculated in accordance with Rule 13d-3(d)(1); 9.7% if certain shares are exchanged (see Item 5).

--------------------------------------------------------------------------------

14.     Type of Reporting Person

        HC-CO

--------------------------------------------------------------------------------

* The power to vote 3,272,676 Ordinary Shares which may be deemed to be beneficially owned by The Goldman Sachs Group, Inc. is being transferred to United States Trust Company of New York as voting trustee. See Item 6 hereof.

CUSIP No. M15633106

--------------------------------------------------------------------------------

1.      Name of Reporting Person or I.R.S. Identification No. of above Person

Goldman, Sachs & Co.

--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group    (a)  [___]
                                                            (b)  [___]

--------------------------------------------------------------------------------

3.      SEC Use Only

--------------------------------------------------------------------------------

4.      Source of Funds

        AF-OO

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [___]

--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization

        New York

--------------------------------------------------------------------------------

                   7.      Sole Voting Power

                   0
Number of Shares
                   -------------------------------------------------------------

                   8.      Shared Voting Power

                   203,070*
Beneficially
Owned by           -------------------------------------------------------------

                   9.      Sole Dispositive Power

                   0
Each Reporting
                   -------------------------------------------------------------

                   10.     Shared Dispostive Power
Person With
                   3,475,746

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,475,746

--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [___]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

        10.4% as calculated in accordance with Rule 13d-3(d)(1); 9.7% if certain shares are exchanged (see Item 5).
--------------------------------------------------------------------------------

14.     Type of Reporting Person

        BD-PN-IA

--------------------------------------------------------------------------------

* The power to vote 3,272,676 Ordinary Shares which may be deemed to be beneficially owned by Goldman Sachs & Co. is being transferred to United States Trust Company of New York as voting trustee. See Item 6 hereof.

CUSIP No. M15633106

--------------------------------------------------------------------------------

1.      Name of Reporting Person
        I.R.S. Identification No. of above Person

        GS Advisors, L.P.

--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group    (a)  [___]
                                                            (b)  [___]

--------------------------------------------------------------------------------

3.      SEC Use Only

--------------------------------------------------------------------------------

4.      Source of Funds

        AF

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [___]

--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization

        Delaware

--------------------------------------------------------------------------------

                   7.      Sole Voting Power

                   0
Number of Shares
                   -------------------------------------------------------------

                   8.      Shared Voting Power

                   0*
Beneficially
Owned by           -------------------------------------------------------------

                   9.      Sole Dispositive Power

                   0
Each Reporting
                   -------------------------------------------------------------

                   10.     Shared Dispositive Power
Person With
                   1,955,591

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,955,591

--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [___]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

        5.8% as calculated in accordance with Rule 13d-3(d)(1); 5.4% if certain shares are exchanged (see Item 5).

--------------------------------------------------------------------------------

14.     Type of Reporting Person

        PN

--------------------------------------------------------------------------------

* The power to vote 1,955,591 Ordinary Shares which may be deemed to be beneficially owned by GS Advisors, L.P. is being transferred to United States Trust Company of New York as voting trustee. See Item 6 hereof.

CUSIP No. M15633106

--------------------------------------------------------------------------------

1.      Name of Reporting Person
        I.R.S. Identification No. of above Person

        GS Capital Partners II, L.P.

--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group    (a)  [___]
                                                            (b)  [___]

--------------------------------------------------------------------------------

3.      SEC Use Only

--------------------------------------------------------------------------------

4.      Source of Funds

        WC

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [___]

--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization

        Delaware

--------------------------------------------------------------------------------

                   7.      Sole Voting Power

                   0
Number of Shares
                   -------------------------------------------------------------

                   8.      Shared Voting Power

                   0*
Beneficially
Owned by           -------------------------------------------------------------

                   9.      Sole Dispositive Power

                   0
Each Reporting
                   -------------------------------------------------------------

                   10.     Shared Dispositive Power
Person With
                   1,955,591

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,955,591

--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [___]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

        5.8% as calculated in accordance with Rule 13d-3(d)(1); 5.4% if certain shares are exchanged (see Item 5).

--------------------------------------------------------------------------------

14.     Type of Reporting Person

        PN

--------------------------------------------------------------------------------

* The power to vote 1,955,591 Ordinary Shares beneficially owned by GS Capital Partners II, L.P. is being transferred to United States Trust Company of New York as voting trustee. See Item 6 hereof.

CUSIP No. M15633106

--------------------------------------------------------------------------------

1.      Name of Reporting Person
        I.R.S. Identification No. of above Person

        GS Advisors II (Cayman), L.P.

--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group    (a)  [___]
                                                            (b)  [___]

--------------------------------------------------------------------------------

3.      SEC Use Only

--------------------------------------------------------------------------------

4.      Source of Funds

        AF

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [___]

--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization

        Cayman Islands

--------------------------------------------------------------------------------

                   7.      Sole Voting Power

                   0
Number of Shares
                   -------------------------------------------------------------

                   8.      Shared Voting Power

                   0*
Beneficially
Owned by           -------------------------------------------------------------

                   9.      Sole Dispositive Power

                   0
Each Reporting
                   -------------------------------------------------------------

                   10.     Shared Dispositive Power
Person With
                   777,427

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        777,427

--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [___]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

        2.3% as calculated in accordance with Rule 13d-3(d)(1); 2.2% if certain shares are exchanged (see Item 5).

--------------------------------------------------------------------------------

14.     Type of Reporting Person

        PN

--------------------------------------------------------------------------------

* The power to vote 777,427 Ordinary Shares which may be deemed to be beneficially owned by GS Advisors II (Cayman), L.P. is being transferred to United States Trust Company of New York as voting trustee. See Item 6 hereof.

CUSIP No. M15633106

--------------------------------------------------------------------------------

1.      Name of Reporting Person
        I.R.S. Identification No. of above Person

        GS Capital Partners II Offshore, L.P.

--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group    (a)  [___]
                                                            (b)  [___]

--------------------------------------------------------------------------------

3.      SEC Use Only

--------------------------------------------------------------------------------

4.      Source of Funds

        WC

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [___]

--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization

        Cayman Islands

--------------------------------------------------------------------------------

                   7.      Sole Voting Power

                   0
Number of Shares
                   -------------------------------------------------------------

                   8.      Shared Voting Power

                   0*
Beneficially
Owned by           -------------------------------------------------------------

                   9.      Sole Dispositive Power

                   0
Each Reporting
                   -------------------------------------------------------------

                   10.     Shared Dispositive Power
Person With
                   777,427

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        777,427

--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [___]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

        2.3% as calculated in accordance with Rule 13d-3(d)(1); 2.2% if certain shares are exchanged (see Item 5).

--------------------------------------------------------------------------------

14.     Type of Reporting Person

        PN

--------------------------------------------------------------------------------

* The power to vote 777,427 Ordinary Shares beneficially owned by GS Capital Partners II Offshore, L.P. is being transferred to United States Trust Company of New York as voting trustee. See Item 6 hereof.

================================================================================

CUSIP No. M15633106

--------------------------------------------------------------------------------

1.      Name of Reporting Person
        I.R.S. Identification No. of above Person

        Goldman, Sachs & Co. oHG

--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group    (a)  [___]
                                                            (b)  [___]

--------------------------------------------------------------------------------

3.      SEC Use Only

--------------------------------------------------------------------------------

4.      Source of Funds

        AF

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [___]

--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization

        Germany

--------------------------------------------------------------------------------

                   7.      Sole Voting Power

                   0
Number of Shares
                   -------------------------------------------------------------

                   8.      Shared Voting Power

                   0*
Beneficially
Owned by           -------------------------------------------------------------

                   9.      Sole Dispositive Power

                   0
Each Reporting
                   -------------------------------------------------------------

                   10.     Shared Dispositive Power
Person With
                   72,132

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        72,132

--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [___]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

        0.2%

--------------------------------------------------------------------------------

14.     Type of Reporting Person

        PN

--------------------------------------------------------------------------------

* The power to vote 72,132 Ordinary Shares which may be deemed to be beneficially owned by Goldman Sachs & Co. oHG is being transferred to United States Trust Company of New York as voting trustee. See Item 6 hereof.

CUSIP No. M15633106

--------------------------------------------------------------------------------

1.      Name of Reporting Person
        I.R.S. Identification No. of above Person

        GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability)

--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group    (a)  [___]
                                                            (b)  [___]

--------------------------------------------------------------------------------

3.      SEC Use Only

--------------------------------------------------------------------------------

4.      Source of Funds

        WC

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [___]

--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization

        Germany

--------------------------------------------------------------------------------

                   7.      Sole Voting Power

                   0
Number of Shares
                   -------------------------------------------------------------

                   8.      Shared Voting Power

                   0*
Beneficially
Owned by           -------------------------------------------------------------

                   9.      Sole Dispositive Power

                   0
Each Reporting
                   -------------------------------------------------------------

                   10.     Shared Dispositive Power
Person With
                   72,132

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        72,132

--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [___]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

        0.2%

--------------------------------------------------------------------------------

14.     Type of Reporting Person

        PN

--------------------------------------------------------------------------------

* The power to vote 72,132 Ordinary Shares beneficially owned by GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability) is being transferred to United States Trust Company of New York as voting trustee. See Item 6 hereof.

CUSIP No. M15633106

--------------------------------------------------------------------------------

1.      Name of Reporting Person
        I.R.S. Identification No. of above Person

        Stone Street Empire Corp.

--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group    (a)  [___]
                                                            (b)  [___]

--------------------------------------------------------------------------------

3.      SEC Use Only

--------------------------------------------------------------------------------

4.      Source of Funds

        AF

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [___]

--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization

        DELAWARE

--------------------------------------------------------------------------------

                   7.      Sole Voting Power

                   0
Number of Shares
                   -------------------------------------------------------------

                   8.      Shared Voting Power

                   0*
Beneficially
Owned by           -------------------------------------------------------------

                   9.      Sole Dispositive Power

                   0
Each Reporting
                   -------------------------------------------------------------

'
                   10.     Shared Dispositive Power
Person With
                   467,526

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        467,526

--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [___]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

        1.4% as calculated in accordance with Rule 13d-3(d)(1); 1.3% if certain shares are exchanged (see Item 5).

--------------------------------------------------------------------------------

14.     Type of Reporting Person

        CO

--------------------------------------------------------------------------------

* The power to vote 467,526 Ordinary Shares which may be deemed to be beneficially owned by Stone Street Empire Corp. is being transferred to United States Trust Company of New York as voting trustee. See Item 6 hereof.

CUSIP No. M15633106

--------------------------------------------------------------------------------

1.      Name of Reporting Person
        I.R.S. Identification No. of above Person

        Stone Street Fund 1996, L.P.

--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group    (a)  [___]
                                                            (b)  [___]

--------------------------------------------------------------------------------

3.      SEC Use Only

--------------------------------------------------------------------------------

4.      Source of Funds

        WC

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [___]

--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization

        DELAWARE

--------------------------------------------------------------------------------

                   7.      Sole Voting Power

                   0
Number of Shares
                   -------------------------------------------------------------

                   8.      Shared Voting Power

                   0*
Beneficially
Owned by           -------------------------------------------------------------

                   9.      Sole Dispositive Power

                   0
Each Reporting
                   -------------------------------------------------------------

                   10.     Shared Dispositive Power
Person With
                   278,594

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        278,594

--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [___]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

        0.8%

--------------------------------------------------------------------------------

14.     Type of Reporting Person

        PN

--------------------------------------------------------------------------------
* The power to vote 278,594 Ordinary Shares beneficially owned by Stone Street Fund 1996, L.P. is being transferred to United States Trust Company of New York as voting trustee. See Item 6 hereof.

CUSIP No. M15633106

--------------------------------------------------------------------------------

1.      Name of Reporting Person
        I.R.S. Identification No. of above Person

        Bridge Street Fund 1996, L.P.

--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group    (a)  [___]
                                                            (b)  [___]

--------------------------------------------------------------------------------

3.      SEC Use Only

--------------------------------------------------------------------------------

4.      Source of Funds

        WC

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [___]

--------------------------------------------------------------------------------

6.      Citizenship or Place of Organization

        DELAWARE

--------------------------------------------------------------------------------

                   7.      Sole Voting Power

                   0
Number of Shares
                   -------------------------------------------------------------

                   8.      Shared Voting Power

                   0*
Beneficially
Owned by           -------------------------------------------------------------

                   9.      Sole Dispositive Power

                   0
Each Reporting
                   -------------------------------------------------------------

                   10.     Shared Dispositive Power
Person With
                   188,932

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        188,932

--------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [___]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

        0.6% as calculated in accordance with Rule 13d-3(d)(1); 0.5% if certain shares are exchanged (see Item 5).

--------------------------------------------------------------------------------

14.     Type of Reporting Person

        PN

--------------------------------------------------------------------------------

* The power to vote 188,932 Ordinary Shares beneficially owned by Bridge Street Fund 1996, L.P. is being transferred to United States Trust Company of New York as voting trustee. See Item 6 hereof.

Preliminary Statement

        This Amendment No. 1 supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on June 11, 1999, relating to the ordinary shares, no par value (the "Ordinary Shares"), of BackWeb Technologies Ltd., an Israeli corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given them in the original Schedule 13D.

Item 1.        Security and Issuer.

        No change.

Item 2.        Identity and Background.

        The second paragraph of Item 2 is hereby amended in its entirety as follows:

                As of July 1, 1999, Goldman Sachs and GS Group may be deemed to beneficially own, through the Limited Partnerships, 3,272,676 Ordinary Shares. In addition, as of July 1, 1999, Goldman Sachs and GS Group may be deemed to beneficially own 203,070 Ordinary Shares held in Managed Accounts.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended to insert, between paragraphs 8 and 9 therein, the following paragraph:

            As of July 1, 1999, Goldman Sachs and GS Group may be deemed to beneficially own, through the Limited Partnerships, 3,272,676 Ordinary Shares. As of July 1, 1999, Goldman Sachs and GS Group may be deemed to beneficially own 203,070 Ordinary Shares held in Managed Accounts.
      Schedule III-A reflects the transactions effected by Goldman Sachs in the Ordinary Shares during the period from June 12, 1999 through July 1, 1999, all of which were effected in the ordinary course of business. The aggregate consideration (exclusive of commissions) for such Ordinary Shares purchased during such period was $24,565,214.83.

Item 4.        Purpose of the Transaction.

        The second sentence of the second paragraph of Item 4 is hereby amended in its entirety as follows:

        The Limited Partnerships entered into a voting trust agreement (the "Voting Trust Agreement") dated as of July 1, 1999 pursuant to which the Limited Partnerships agreed to deposit into a voting trust (the "Voting Trust") and transfer to United States Trust Company of New York as voting trustee (the "Voting Trustee") all Ordinary Shares owned by the Limited Partnerships. Generally the Voting Trustee will vote such Ordinary Shares with the majority of votes cast (not including such Ordinary Shares) or, in certain circumstances, in proportion to the votes cast (not including such Ordinary Shares) or abstain from voting.

Item 5.        Interest in Securities of the Issuer

        Subsection (a) of Item 5 is hereby amended in its entirety as follows:

                (a) As of July 1, 1999, GS Capital II beneficially owned, and GS Advisors may be deemed to have beneficially owned, an aggregate of 1,955,591 Ordinary Shares, representing in the aggregate approximately 5.8% of the Ordinary Shares reported to be outstanding as of June 30, 1999 by the Company (or, approximately 5.4% assuming full exchange by the former shareholders of Lanacom, Inc. of their shares of BackWeb Canada, Inc. as described in the prospectus, dated June 7, 1999, relating to the IPO (2) (the "Prospectus").

                As of July 1, 1999, GS Offshore beneficially owned, and GS Advisors Cayman may be deemed to have beneficially owned, an aggregate of 777,427 Ordinary Shares, representing in the aggregate approximately 2.3% of the Ordinary Shares reported to be outstanding as of June 30, 1999 by the Company (or, approximately 2.2% assuming full exchange by the former shareholders of Lanacom, Inc. of their shares of BackWeb Canada, Inc. as described in the Prospectus).

                As of July 1, 1999, 1996 Stone beneficially owned an aggregate of 278,594 Ordinary Shares, representing in the aggregate approximately 2.2% of the Ordinary Shares reported to be outstanding as of June 30, 1999 by the Company (or, approximately 2.2% assuming full exchange by the former shareholders of Lanacom, Inc. of their shares of BackWeb Canada, Inc. as described in the Prospectus).

                As of July 1, 1999, 1996 Bridge beneficially owned an aggregate of 188,932 Ordinary Shares, representing in the aggregate approximately 0.6% of the Ordinary Shares reported to be outstanding as of June 30, 1999 by the Company (or, approximately 0.5% assuming full exchange by the former shareholders of Lanacom, Inc. of their shares of BackWeb Canada, Inc. as described in the Prospectus).

                As of July 1, 1999, Stone Empire may be deemed to have beneficially owned an aggregate of 467,526 Ordinary Shares, which are owned by 1996 Stone and 1996 Bridge as described above, representing in the aggregate approximately 1.4% of the Ordinary Shares reported to be outstanding as of June 30, 1999 by the Company (or, approximately 1.3% assuming full exchange by the former shareholders of Lanacom, Inc. of their shares of BackWeb Canada, Inc. as described in the Prospectus).

                As of July 1, 1999, GS Germany beneficially owned, and GS oHG may be deemed to have beneficially owned, an aggregate of 72,132 Ordinary Shares, representing in the aggregate approximately 0.2% of the Ordinary Shares reported to be outstanding as of June 30, 1999 by the Company (or, approximately 0.2% assuming full exchange by the former shareholders of Lanacom, Inc. of their shares of BackWeb Canada, Inc. as described in the Prospectus).

                As of July 1, 1999, each of Goldman Sachs and GS Group may be deemed to have beneficially owned an aggregate of 3,475,746 Ordinary Shares including (i) 3,272,676 Ordinary Shares beneficially owned by the Limited Partnerships as described above and (ii) 203,070 Ordinary Shares held in Managed Accounts, representing in the aggregate approximately 10.4% of the Ordinary Shares reported to be outstanding as of June 30, 1999 by the Company (or, approximately 9.7% assuming full exchange by the former shareholders of Lanacom, Inc. of their shares of BackWeb Canada, Inc. as described in the Prospectus). Goldman Sachs and GS Group disclaim beneficial ownership of (i) the Ordinary Shares beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the Ordinary Shares held in Managed Accounts.

                None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B or II-C hereto, beneficially owns any Ordinary Shares other than as set forth herein.

        Subsection (b) of Item 5 is hereby amended in its entirety as follows:

                (b) Each Filing Person shares the power to dispose or to direct the disposition of Ordinary Shares beneficially owned by such Filing Person as indicated in pages 2 through 23 above. The power to vote or direct the vote of the Ordinary Shares beneficially owned by each Filing Person as indicated in pages 2 through 23 above (other than those held in Managed Accounts), is being transferred to the Voting Trustee pursuant to the Voting Trust Agreement. The Limited Partnerships entered into the Voting Trust Agreement dated as of July 1, 1999 pursuant to which the 3,272,676 Ordinary Shares which Goldman Sachs and GS Group may be deemed to beneficially own through the Limited Partnerships are being deposited into the Voting Trust and transferred to United States Trust Company of New York as voting trustee. Generally the Voting Trustee will vote such Ordinary Shares with the majority of votes cast (not including such Ordinary Shares) or, in certain circumstances, in proportion to the votes cast (not including such Ordinary Shares) or abstain from voting.

     Subsection (c) of Item 5 is hereby amended to insert the following paragraphs at the end thereof:

          Except with respect to transactions effected by Goldman Sachs in its capacity as an underwriter in the IPO (as further described in Item 6) and transfers by the Limited Partnerships in connection with the Voting Trust Agreement, Schedule III-A sets forth the transactions in the Ordinary Shares which have been effected during the period from June 12, 1999 through July 1, 1999, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Ordinary Shares, described in Schedule III-A, were effected in the NASDAQ National Market. The aggregate consideration (exclusive of commissions) for the Ordinary Shares purchased during such period was $24,565,214.83.

          Except with respect to transactions effected by Goldman Sachs in its capacity as an underwriter in the IPO and transfers by the Limited Partnerships in connection with the Voting Trust Agreement, and except as set forth in Schedule III-A, no transactions in the Ordinary Shares were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B or II-C hereto during the period from June 12, 1999 through July 1, 1999.

     Subsection (d) of Item 5 is hereby amended to add the following sentence at the end of the paragraph comprising such subsection:

     Pursuant to the Voting Trust Agreement, the Voting Trustee is to deliver any distributions (whether of cash, securities, or otherwise) received from the Company to the Limited Partnerships beneficially owning the Ordinary Shares subject to the Voting Trust, except that any distribution of voting securities of the Company will not be delivered and will become subject to the Voting Trust.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.


     Item 6 is hereby amended to insert the following paragraph between the fourth and fifth paragraphs of such Item:

          Voting Trust Agreement. On July 1, 1999, the Limited Partnerships entered into the Voting Trust Agreement, dated as of July 1, 1999, with United States Trust Company of New York as voting trustee. Pursuant to the Voting Trust Agreement, the Limited Partnerships agreed to transfer the Ordinary Shares beneficially owned by them to the Voting Trustee as trustee for the Voting Trust. The Limited Partnerships retain full discretion to transfer the Ordinary Shares subject to the Voting Trust as well as all economic rights pertaining to such Ordinary Shares, but, so long as such Ordinary Shares are beneficially owned by any of the Limited Partnerships, Goldman Sachs, GS Group or any affiliate of any Limited Partnership, Goldman Sachs, or GS Group, the Voting Trustee is obligated to vote such shares with the majority vote cast of all other Ordinary Shares or, in certain circumstances, in proportion to the vote cast of all other Ordinary Shares or to abstain from voting. The Voting Trust is irrevocable and perpetual in duration unless terminated in limited circumstances, including most transfers, bankruptcy of the Company, and if the aggregate percentage ownership interest in the Company of the Limited Partnerships, Goldman Sachs and GS Group drops below 5%, among others.

Item 7         Material to be Filed as Exhibits.

Exhibit No.    Exhibit
-----------    -------
99.1*          Fourth Amended and Restated Rights Agreement

99.2*          Underwriting Agreement

99.3*          Form of Lock-Up Agreement

99.4*          Joint Filing Agreement

99.5*          Power of Attorney, dated December 21, 1998, relating to Goldman,
               Sachs & Co.

99.6*          Power of Attorney, dated May 7, 1999, relating to The Goldman
               Sachs Group, Inc.

99.7*          Power of Attorney, dated December 31, 1998, relating to GS
               Capital Partners II, L.P.

99.8*          Power of Attorney, dated December 28, 1998, relating to GS
               Capital Partners II Offshore, L.P.

99.9*          Power of Attorney, dated December 21, 1998, relating to GS
               Capital Partners II (Germany) Civil Law Partnership.

99.10*         Power of Attorney, dated December 28, 1998, relating to GS
               Advisors, L.P.

99.11*         Power of Attorney, dated December 28, 1998, relating to GS
               Advisors II (Cayman), L.P.

99.12*         Power of Attorney, dated May 26, 1999, relating to Goldman, Sachs
               & Co. oHG

99.13*         Power of Attorney, dated December 28, 1998, relating to Stone
               Street Fund 1996, L.P.

99.14*         Power of Attorney, dated December 28, 1998, relating to Bridge
               Street Fund 1996, L.P.

99.15*         Power of Attorney, dated December 28, 1998, relating to Stone
               Street Empire Corp.

99.16          Voting Trust Agreement.

-----------------
*  Previously filed.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 12, 1999


                                        THE GOLDMAN SACHS GROUP, INC.


                                        By:  /s/ HANS L. REICH
                                             -----------------------------------
                                             Name: Hans L. Reich
                                             Title: Attorney-in-fact


                                        GOLDMAN, SACHS & CO.


                                        By:  /s/ HANS L. REICH
                                             -----------------------------------
                                             Name: Hans L. Reich
                                             Title: Attorney-in-fact


                                        GS ADVISORS, L.P.


                                        By:  /s/ HANS L. REICH
                                             -----------------------------------
                                             Name: Hans L. Reich
                                             Title: Attorney-in-fact


                                        GS CAPITAL PARTNERS II, L.P.


                                        By:  /s/ HANS L. REICH
                                             -----------------------------------
                                             Name: Hans L. Reich
                                             Title: Attorney-in-fact


                                        GS ADVISORS II (CAYMAN), L.P.


                                        By:  /s/ HANS L. REICH
                                             -----------------------------------
                                             Name: Hans L. Reich
                                             Title: Attorney-in-fact

                                        GS CAPITAL PARTNERS II OFFSHORE, L.P.


                                        By:  /s/ HANS L. REICH
                                             -----------------------------------
                                             Name: Hans L. Reich
                                             Title: Attorney-in-fact


                                        STONE STREET EMPIRE CORP.


                                        By:  /s/ HANS L. REICH
                                             -----------------------------------
                                             Name: Hans L. Reich
                                             Title: Attorney-in-fact


                                        STONE STREET FUND 1996, L.P.


                                        By:  /s/ HANS L. REICH
                                             -----------------------------------
                                             Name: Hans L. Reich
                                             Title: Attorney-in-fact


                                        BRIDGE STREET FUND 1996, L.P.


                                        By:  /s/ HANS L. REICH
                                             -----------------------------------
                                             Name: Hans L. Reich
                                             Title: Attorney-in-fact


                                        GOLDMAN, SACHS & CO. OHG


                                        By:  /s/ HANS L. REICH
                                             -----------------------------------
                                             Name: Hans L. Reich
                                             Title: Attorney-in-fact

                                        GS CAPITAL PARTNERS II (GERMANY) CIVIL
                                        LAW PARTNERSHIP (with limitation of
                                        liability)


                                        By:  /s/ HANS L. REICH
                                             -----------------------------------
                                             Name: Hans L. Reich
                                             Title: Attorney-in-fact

Index to Exhibits

Exhibit No.    Exhibit
-----------    -------
99.1*          Fourth Amended and Restated Rights Agreement

99.2*          Underwriting Agreement

99.3*          Form of Lock-Up Agreement

99.4*          Joint Filing Agreement

99.5*          Power of Attorney, dated December 21, 1998, relating to Goldman,
               Sachs & Co.

99.6*          Power of Attorney, dated May 7, 1999, relating to The Goldman
               Sachs Group, Inc.

99.7*          Power of Attorney, dated December 31, 1998, relating to GS
               Capital Partners II, L.P.

99.8*          Power of Attorney, dated December 28, 1998, relating to GS
               Capital Partners II Offshore, L.P.

99.9*          Power of Attorney, dated December 21, 1998, relating to GS
               Capital Partners II (Germany) Civil Law Partnership.

99.10*         Power of Attorney, dated December 28, 1998, relating to GS
               Advisors, L.P.

99.11*         Power of Attorney, dated December 28, 1998, relating to GS
               Advisors II (Cayman), L.P.

99.12*         Power of Attorney, dated May 26, 1999, relating to Goldman, Sachs
               & Co. oHG

99.13*         Power of Attorney, dated December 28, 1998, relating to Stone
               Street Fund 1996, L.P.

99.14*         Power of Attorney, dated December 28, 1998, relating to Bridge
               Street Fund 1996, L.P.

99.15*         Power of Attorney, dated December 28, 1998, relating to Stone
               Street Empire Corp.

99.16          Voting Trust Agreement.

-----------------
*  Previously filed.